CUSIP No. 883906406

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ThermoEnergy Corporation

                                (Name of Issuer)

                         Common Stock, par value $0.001

                         (Title of Class of Securities)

                                   883906406

                                 (CUSIP Number)

                            Joseph P. Bartlett, Esq.
                Greenberg Glusker Fields Claman & Machtinger LLP
                      1900 Avenue of the Stars, Suite 2100
                              Los Angeles, CA 90067
                                 (310) 201-7481

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 18, 2007
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 883906409

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     David Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization U.S.
--------------------------------------------------------------------------------
               7. Sole Voting Power NUMBER OF -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           16,666,667
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    16,666,667
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
     16,666,667
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 32.9%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

_______________________
(1) Based on 34,062,552 shares of Common Stock, par value $0.0001 per share, ("Common Stock") outstanding prior to the transaction, and 50,729,219 shares outstanding immediately following the transaction, in each case calculated in accordance with Rule 13d.

CUSIP No. 883906409

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Monica Chavez Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization U.S.
--------------------------------------------------------------------------------
               7. Sole Voting Power NUMBER OF -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           16,666,667
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    16,666,667
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
     16,666,667
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 32.9%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

________________________
(1) Based on 34,062,552 shares of Common Stock, par value $0.0001 per share, ("Common Stock") outstanding prior to the transaction, and 50,729,219 shares outstanding immediately following the transaction, in each case calculated in accordance with Rule 13d.

CUSIP No. 883906409

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization U.S.
--------------------------------------------------------------------------------
               7. Sole Voting Power NUMBER OF -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           16,666,667
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    16,666,667
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
     16,666,667
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 32.9%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

________________________
(1) Based on 34,062,552 shares of Common Stock, par value $0.0001 per share, ("Common Stock") outstanding prior to the transaction, and 50,729,219 shares outstanding immediately following the transaction, in each case calculated in accordance with Rule 13d.

CUSIP No. 883906409

Item 1. Security and Issuer

       Issuer: ThermoEnergy Corp.

       Security: Common Stock, par value $0.001 per share ("Common Stock")

Item 2. Identity and Background

       (a) This Statement is being filed by The Quercus Trust (the "Trust"), David Gelbaum, an individual, as co-trustee of the Trust, and Monica Chavez Gelbaum, an individual, as co-trustee of the Trust (collectively, the "Reporting Persons").

       (b) The Reporting Persons' business address is 1835 Newport Blvd. A109 - PMB 467, Costa Mesa, California 92627.

       (c) David Gelbaum and Monica Chavez Gelbaum are investors; the Trust is a revocable trust formed for estate planning purposes.

       (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Each of Mr. and Ms. Gelbaum is a citizen of the United States of America. The Trust is a California statutory trust.

Item 3. Source and Amount of Funds or Other Consideration

       All shares of Common Stock were purchased using personal funds.

Item 4. Purpose of Transaction

       The shares of Common Stock were purchased by the Trust for investment purposes. The Reporting Persons have no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D. However, the Reporting Persons retain their rights to modify their plans with respect to the transactions described in this Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer

       (a) As of the date of this Schedule 13D, each reporting person beneficially owns 6,666,667 shares of Common Stock, and warrants to purchase an additional 10,000,000 shares of Common Stock, each of which are held of record by the Trust.

       (b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

CUSIP No. 883906409

       (c) During the last 60 days, the Trust has purchased shares of Common Stock as follows:

       On December 18, 2007, The Quercus Trust entered into a Securities Purchase Agreement with ThermoEnergy Corporation (the "Company"), pursuant to which the Company agreed to issue to Quercus up to 16,000,001 shares of the Company's Common Stock and Common Stock Purchase Warrants entitling the holder to purchase up to 19,333,334 additional shares of the Company's Common Stock.

       Pursuant to the Agreement, at an initial closing on December 18, 2007, the Company issued and sold to Quercus, for an aggregate purchase price of $5,000,000, 6,666,667 shares of the Company's Common Stock and a Warrant for the purchase of 10,000,000 shares of the Company's Common Stock. The Warrant permits the holder to purchase, at any time on or before December 31, 2012, up to 10,000,000 shares of the Company's Common Stock at a purchase price of $1.50 per share. The Warrant contains conventional anti-dilution provisions for adjustment of the exercise price in the event the Company issue additional shares of the Company's Common Stock or securities convertible into Common Stock (subject to certain specified exclusions) at a price less than $1.00 per share. The Warrant also includes conventional provisions permitting "cashless" exercise under certain specified circumstances.

       The Agreement provides that Quercus will purchase an additional 9,333,334 shares of the Company's Common Stock and an additional Warrant (in form substantially identical to the Warrant issued at the initial closing) for the purchase of 9,333,334 shares of the Company's Common Stock upon the satisfaction of certain conditions set forth in the Agreement . The aggregate purchase price payable by Quercus for the additional shares and Warrant will range from $7,000,000 to $8,500,000, depending on the date on which the conditions to the second closing are satisfied.

       In the Agreement, the Company agreed to file one or more registration statements under the Securities Act of 1933 covering the resale by Quercus of the shares of the Company's Common Stock issued pursuant to the Agreement and the shares of the Company's Common Stock issued upon exercise of the Warrants. The registration rights provisions of the Agreement contain conventional terms including indemnification and contribution undertakings and a provision for liquidated damages in the event the required registration statements are not filed, or are not declared effective, prior to deadlines set forth in the Agreement.

       The Agreement also grants to Quercus a right of first refusal to participate in any subsequent financing the Company undertake prior to the second anniversary of the second closing (subject to certain conventional exceptions) in order to permit Quercus to maintain its fully-diluted ownership interest in the Company's Common Stock.

       The Agreement, including the form of Warrant, is filed as Exhibit B to the Schedule 13D, and the foregoing descriptions are qualified in their entirety by reference to such Exhibits.

           (d)  Not applicable.

           (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

           (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

           (b) Securities Purchase Agreement dated December 18, 2007.

Item 7. Material to Be Filed as Exhibits

           Exhibit A:  Agreement Regarding Joint Filing of Schedule 13D.

           Exhibit B:  Securities Purchase Agreement

CUSIP No. 883906409

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.


Dated:  December 31, 2007         /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust


                                  /s/ David Gelbaum, as Attorney-In-Fact for
                                  Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust


                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust

CUSIP No. 883906409

                                    Exhibit A

                Agreement Regarding Joint Filing of Schedule 13D
                ------------------------------------------------

         The undersigned agree that the Schedule 13D with respect to the Common Stock of Electro Energy Inc. is a joint filing being made on their behalf.



Dated:  December 31, 2007         /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust


                                  /s/ David Gelbaum, as Attorney-In-Fact for
                                  Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust


                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust

Schedule B

                            THERMOENERGY CORPORATION

                          SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this "AGREEMENT") is dated as of December 18, 2007, by and between ThermoEnergy Corporation, a Delaware corporation (the "COMPANY"), and The Quercus Trust (the "INVESTOR").

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(2) of the Securities Act (as defined below) and Rule 506 promulgated thereunder, the Company desires to issue and sell to the Investor, and the Investor desires to purchase from the Company certain securities of the Company, as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Investor agree as follows:

                                    ARTICLE 1

                                   DEFINITIONS
                                   -----------

Section 1.1. DEFINITIONS. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings indicated in this Section 1.1:

"ACTION" means any action, suit, inquiry, notice of violation, proceeding (including any partial proceeding such as a deposition) or investigation pending or threatened in writing against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency, regulatory authority (federal, state, county, local or foreign), stock market, stock exchange or trading facility.

"ADJUSTED PURCHASE PRICE" has the meaning set forth in Section 2.2.

"AFFILIATE" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144.

"BOARD" means the Board of Directors of the Company.

"BUSINESS DAY" means any day except Saturday, Sunday and any day which is a federal legal holiday or a day on which banking institutions in the City of New York are authorized or required by law or other governmental action to close.

"BUY-IN" has the meaning set forth in Section 5.1(c).

"CLAIM" has the meaning set forth in Section 4.6(c).

"CLOSING" means each closing of the purchase and sale of Shares and a Warrant pursuant to Article 2.

"CLOSING DATE" means the Initial Closing Date and date on which the Second Closing, if any, occurs pursuant to Section 2.2 hereof.

"COMMISSION" means the Securities and Exchange Commission.

"COMMON STOCK" means the common stock of the Company, par value $0.001 per share, and any securities into which such common stock may hereafter be reclassified.

"COMMON STOCK EQUIVALENTS" means any securities of the Company or any Subsidiary which entitle the holder thereof to acquire Common Stock at any time, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock or other securities that entitle the holder to receive, directly or indirectly, Common Stock.

"COMPANY COUNSEL" means Nixon Peabody, LLP.

"COMPANY DELIVERABLES" has the meaning set forth in Section 2.2(a).

"COMPANY STOCK OPTIONS" has the meaning set forth in Section 3.1(g).

"CONTINGENT OBLIGATIONS" has the meaning set forth in Section 3.1(r).

"CONVERTIBLE SECURITIES" has the meaning set forth in Section 3.1(g).

"CUT BACK SHARES" has the meaning assigned thereto in Section 4.1(a).

"DELAWARE COURTS" has the meaning set forth in Section 7.9.

"DEVELOPMENT CONTRACT" means a fully executed contract between the Company and the City of New York, New York (or any agency thereof) for the development of the 26th Ward wastewater treatment plant substantially as set forth in the business plan previously provided by the Company to the Investor.

"EFFECTIVE DATE" means the date that any Registration Statement filed pursuant to Article 4 is first declared effective by the Commission.

"EFFECTIVENESS PERIOD" has the meaning set forth in Section 4.1(b).

"ENVIRONMENTAL LAW" has the meaning set forth in Section 3.1(aa).

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

"ERISA AFFILIATE" means any trade or business, whether or not incorporated, that together with the Company would be deemed to be a single employer for purposes of Section 4001 of ERISA or Sections 414(b), (c), (m), (n) or (o) of the Internal Revenue Code of 1986, as amended.

"EVALUATION PERIOD" has the meaning set forth in Section 3.1(r).

"EVENT" has the meaning set forth in Section 4.1(d).

"EVENT DATE" has the meaning set forth in Section 4.1(d).

"EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

"EXEMPT ISSUANCE" means the issuance by the Company (a) to employees, officers, directors of, and consultants to, the Company of shares of Common Stock or options for the purchase of shares of Common Stock pursuant to stock option or long-term incentive plans approved by the Board, (b) of shares of Common Stock upon the exercise of Warrants issued hereunder, (c) of shares of Common Stock upon conversion of shares of Series A Preferred Stock, (d) of shares of Common Stock upon exercise of Prior Warrants or conversion of Prior Convertible Securities, (e) of securities issued pursuant to acquisitions, licensing agreements, or other strategic transactions, (f) of securities issued in connection with equipment leases, real property leases, loans, credit lines, guaranties or similar transactions approved by the Board, (g) of securities issued in connection with join ventures or similar strategic relationships approved by the Board, (h) of securities in a merger, or (i) of securities in a public offering registered under the Securities Act; provided that in the case of securities issued pursuant clauses (e), (g) and (h), the purpose of such issuance may not be primarily to obtain cash financing.

"FILING DATE" means the date that is 60 days after the Initial Closing Date.

"FINANCING NOTICE" has the meaning set forth in Section 5.5(b).

"FIRST CLOSING UNIT" means a Unit consisting of one Share and a Warrant to purchase one and one-half shares of Common Stock, issued in combination.

"GAAP" means generally accepted accounting principles as in effect from time to time in the United States of America.

"GOVERNMENTAL AUTHORITY" has the meaning set forth in Section 3.1(e).

"HAZARDOUS SUBSTANCE" has the meaning set forth in Section 3.1(aa).

"INDEBTEDNESS" has the meaning set forth in Section 3.1(r).

"INDEMNIFIED PARTY" has the meaning set forth in Section 4.6(c).

"INDEMNIFIED PERSON" has the meaning set forth in Section 4.6(a).

"INDEMNIFYING PARTY" has the meaning set forth in Section 4.6(c).

"INITIAL CLOSING DATE" means the Business Day immediately following the date on which all of the conditions set forth in Sections 6.1 and 6.2 hereof are satisfied, or such other date as the parties may agree.

"INITIAL PURCHASE PRICE" has the meaning set forth in Section 2.1.

"INTELLECTUAL PROPERTY RIGHTS" has the meaning set forth in Section 3.1(o).

"INVESTOR DELIVERABLES" has the meaning set forth in Section 2.2(b).

"LIEN" means any lien, charge, encumbrance, security interest, right of first refusal or other restrictions of any kind.

"LOSSES" has the meaning set forth in Section 5.7.

"MATERIAL ADVERSE EFFECT" means any of (i) a material and adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material and adverse effect on the results of operations, assets, prospects, business or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material impairment of the Company's ability to perform on a timely basis its obligations under any Transaction Document.

"NASD RULES" has the meaning set forth in Section 4.3(o).

"OFAC" has the meaning set forth in Section 3.1(ee).

"OUTSIDE DATE" means June 30, 2009.

"PENALTY BASE" has the meaning set forth in Section 4.1(d).

"PERSON" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"PLACEMENT AGENT" has the meaning set forth in Section 3.1(s).

"PLAN OF DISTRIBUTION" has the meaning set forth in Section 4.2(o).

"POST-EFFECTIVE AMENDMENT" means a post-effective amendment to the Registration Statement.

"POST-EFFECTIVE AMENDMENT FILING DEADLINE" means the seventh Business Day after the Registration Statement ceases to be effective pursuant to applicable securities laws due to the passage of time or the occurrence of an event requiring the Company to file a Post-Effective Amendment.

"PRE-NOTICE" has the meaning set forth in Section 5.5(b). "PRIOR WARRANTS" has the meaning set forth in Section 3.1(g).

"PROCEEDING" means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

"PROSPECTUS" has the meaning set forth in Section 4.3.

"PROPOSED FINANCING" has the meaning set forth in Section 5.5(a).

"PROPOSED FINANCING NOTICE" has the meaning set forth in Section 5.5(b).

"PURCHASE PRICE" means either the Initial Purchase price or the Adjusted Purchase Price, as the context indicates.

"REGISTRABLE SECURITIES" means the Shares and the Warrant Shares; provided, however, that the Investor shall not be required to exercise the Warrants in order to have the Warrant Shares included in any Registration Statement.

"REGISTRATION PERIOD" means the period commencing on the date hereof and ending on the date on which all of the Registrable Securities may be sold to the public without registration under the Securities Act in reliance on paragraph (k) of Rule 144.

"REGISTRATION STATEMENT" means a registration statement filed on the appropriate Form with, and declared effective by, the Commission under the Securities Act and covering the resale by the Investor of the Registrable Securities.

"REQUESTED INFORMATION" has the meaning set forth in Section 4.3(a).

"REQUIRED EFFECTIVENESS DATE" means the earlier of (i) the date that is 150 days after the Initial Closing Date, or, in the case of the registration of Cut Back Shares, 120 days after the Restriction Termination Date or (ii) five Business Days after receipt by the Company from the Commission of notice of "no review" of the Registration Statement.

"RESTRICTION TERMINATION DATE" has the meaning assigned thereto in Section
4.1(a).

"RULE 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"RULE 415 RESPONSE EFFORT" has the meaning assigned thereto in Section 4.1(a).

"SECOND CLOSING UNIT" means a Unit consisting of one Share and a Warrant to purchase one share of Common Stock, issued in combination.

"SEC OBJECTION" has the meaning assigned thereto in Section 4.1(a).

"SEC RESTRICTIONS" has the meaning assigned thereto in Section 4.1(a).

"SEC REPORTS" has the meaning set forth in Section 3.1(h).

"SECURITIES" means the Shares, the Warrant, and the Warrant Shares.

"SECURITIES ACT" means the Securities Act of 1933, as amended.

"SERIES A PREFERRED STOCK" means the shares of the preferred stock of the Company, par value $0.01 per share, that have been designated as "Series A Convertible Preferred Stock."

"SHARES" means the shares of Common Stock issuable to the Investor at the Closings.

"SUBSIDIARY" means any "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X promulgated by the Commission under the Exchange Act.

"TRADING DAY" means (i) a day on which the Common Stock is traded on a Trading Market, or (ii) if the Common Stock is not listed on a Trading Market, a day on which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not then listed or quoted on the OTC Bulletin Board, a day on which the Common Stock is quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the Common Stock is not listed or quoted as set forth in (i), (ii) and (iii) hereof, then Trading Day shall mean a Business Day.

"TRADING MARKET" means whichever of the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, or the Nasdaq Over-the-Counter Market on which the Common Stock is listed or traded on the date in question.

"TRANSFER AGENT" has the meaning set forth in Section 5.1(c).

"TRANSACTION DOCUMENTS" means this Agreement, the Warrant and any other documents or agreements executed in connection with the transactions contemplated hereunder.

"UNIT" means a First Closing Unit or a Second Closing Unit, as the context indicates.

"WARRANT" means any of the Common Stock Purchase Warrants, in the form of Exhibit A, which are issuable to the Investor at the Closings.

"WARRANT SHARES" means the shares of Common Stock issuable upon exercise of the Warrants.

                                    ARTICLE 2

                                PURCHASE AND SALE
                                -----------------

         Section 2.1. ISSUANCE OF SECURITIES AT THE INITIAL CLOSING. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with applicable law, the Company agrees to sell to the Investor, and the Investor agrees to purchase from the Company, for the purchase price of $0.75 per Unit (the "INITIAL PURCHASE PRICE"), on the Initial Closing Date, 6,666,667 First Closing Units, each Unit to consist of (i) one Share and (ii) a Warrant to purchase 1.5 shares of Common Stock.

         Section 2.2. ISSUANCE OF SECURITIES AT THE SECOND CLOSINGS. If but only if the Development Contract is executed and delivered on or before the Outside Date, on the fifth Business Day following the filing by the Company with the Commission of a Current Report on Form 8-K reporting the execution and delivery of the Development Contract, the Company will sell to the Investor, and the Investor will purchase from the Company, at the purchase price per Unit determined in accordance with the following sentence (the "ADJUSTED PURCHASE PRICE"), 9,333,334 Second Closing Units, each Unit to consist of (i) one Share and (ii) a Warrant to purchase one share of Common Stock. The purchase price per Unit payable for the Second Closing Units shall be as set forth below:

IF THE DEVELOPMENT CONTRACT IS EXECUTED AND DELIVERED
ON OR BEFORE:                                            ADJUSTED PURCHASE PRICE
--------------------------------------------------------------------------------
60 days after the Initial Closing Date                            $     0.91072

90 days after the Initial Closing Date                            $     0.83036

120 days after the Initial Closing Date                           $     0.77679

More than 120 days after the Initial Closing Date                 $        0.75

         Section 2.3. PAYMENT OF PURCHASE PRICE. As consideration for the issuance of the Securities being purchased at each Closing, the Investor shall on the respective Closing Date pay to the Company, by wire transfer or other form of immediately available funds, an amount equal to applicable aggregate Purchase Price for the Securities being purchased at such Closing.

         Section 2.4. DELIVERY OF SECURITIES. At each Closing, the Company shall, against payment by the Investor of the applicable Purchase Price, (i) issue to the Investor the Warrants included in the Units being purchased at such Closing and (ii) execute and deliver to the transfer agent for the Common Stock irrevocable instructions to issue to the Investor the number of Shares included in the Units being purchased at such Closing.

       Section 2.5. ADDITIONAL CLOSING DELIVERIES. At each Closing, the Company shall deliver or cause to be delivered to the Investor the following (the "COMPANY DELIVERABLES"):

       (i) The legal opinion of Company Counsel, in substantially the form of Exhibit B hereto, addressed to the Investor;

       (ii) The Certificate of Incorporation of the Company, together with all amendments thereto, certified by the Secretary of State of the State of Delaware as of a date not more than five Business Days prior to the Closing Date;

       (iii) Copies of each of the following documents, in each case certified by the Secretary of the Company to be in full force and effect on the Closing Date:

              (A) resolutions of the board of directors of the Company approving the execution, delivery and performance of the Transaction Documents and the transactions contemplated thereby;

              (B)    the By-laws of the Company; and

              (C) irrevocable instructions to the Company's transfer agent as to the reservation and issuance of the Warrant Shares; and

       (iv) A good standing certificate of the Company issued by the Secretary of State of the State of Delaware dated as of a date no earlier than five Business Days prior to the Closing Date.

                                    ARTICLE 3

                         REPRESENTATIONS AND WARRANTIES
                         ------------------------------

Section 3.1. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby makes the following representations and warranties to the Investor:

       (a) SUBSIDIARIES. The Company has no direct or indirect Subsidiaries other than as specified in the SEC Reports. Except as disclosed in the SEC Reports, the Company owns, directly or indirectly, all of the capital stock of each Subsidiary free and clear of any and all Liens other than Liens disclosed in the SEC Reports, and all the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights.

       (b) ORGANIZATION AND QUALIFICATION. Each of the Company and each Subsidiary is duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and each Subsidiary is duly qualified to conduct its respective business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, and no proceedings have been instituted in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, such power and authority or qualification.

       (c) AUTHORIZATION; ENFORCEMENT. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations thereunder. The execution and delivery of each of the Transaction Documents by the Company and the consummation by it of the transactions contemplated thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company in connection therewith. Each Transaction Document has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application.

       (d) NO CONFLICTS. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated thereby do not and will not (i) conflict with or violate any provision of the Company's or any Subsidiary's certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, or result in the imposition of any Lien upon any of the material properties or assets of the Company or of any Subsidiary pursuant to, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

       (e) FILINGS, CONSENTS AND APPROVALS. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority (a "GOVERNMENTAL AUTHORITY") or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents and the consummation of the transactions contemplated thereby, other than (i) the filing of a Notice of Sale of Securities on Form D with the Commission under Regulation D of the Securities Act (ii) filings required under applicable state securities laws, and (iii) the filing with the Commission of one or more Registration Statements in accordance with the requirements of Article 4 of this Agreement,.

       (f) ISSUANCE OF THE SECURITIES. The Securities have been duly authorized. Each Share, when issued and paid for in accordance with this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens. Each Warrant, when issued and paid for in accordance with this Agreement, will be duly and validly issued. The Company has reserved and set aside from its duly authorized capital stock a sufficient number of shares of Common Stock to satisfy in full the Company's obligations to issue the Warrant Shares upon exercise of the Warrants. The Warrants Shares, when issued and paid for upon exercise of the Warrants in accordance with their terms, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens.

       (g) CAPITALIZATION. The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock, par value $0.01, of which 10,000,000 shares have been designed Series A Preferred Stock and 10,000,000 shares are undesignated. As of the close of business on the Business Day immediately prior to the date hereof, (i) 5,306,670 shares of Series A Preferred Stock were issued and outstanding, all of which are validly issued, fully-paid and non-assessable,
              (ii) 34,062,552 shares of Common Stock were issued and outstanding, all of which are validly issued, fully-paid and non-assessable, (iii) 83,797 shares of Common Stock were held by the Company in Treasury, (iv) 6,516,900 shares of Common Stock were reserved for issuance upon exercise of outstanding options granted to employees, directors, and consultants of the Company (the "COMPANY STOCK OPTIONS"); (v) 15,916,616 shares of Common Stock were reserved for issuance upon exercise of outstanding warrants to purchase Common Stock (the "PRIOR WARRANTS"); (vi) 5,306,670 shares of Common Stock were reserved for issuance upon conversion of outstanding shares of Series A Preferred Stock, and
              (vii) 10,206,253 shares of Common Stock were reserved for issuance upon conversion of other convertible notes, debentures or securities ("PRIOR CONVERTIBLE SECURITIES"). No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except pursuant to (i) the outstanding shares of Series A Preferred Stock, (ii) the Company Stock Options, (iii) the Prior Warrants or (iv) the Prior Convertible Securities, or as a result of the purchase and sale of the Securities as contemplated by this Agreement, there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents. The issue and sale of the Securities will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Investor) and will not result in a right of any holder of Company securities to adjust the exercise or conversion price under such securities. No further approval or authorization of any stockholder, the Board of Directors of the Company or any other Person is required for the issuance and sale of the Securities. There are no stockholders agreements, voting agreements or other similar agreements with respect to the Company's capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company's stockholders.

       (h) SEC REPORTS; FINANCIAL STATEMENTS. The Company has filed all reports required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the twelve months preceding the date hereof (the foregoing materials, being collectively referred to herein as the "SEC REPORTS"). As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

       (i) FINANCIAL STATEMENTS AND MATERIAL CHANGES. Except as set forth in the SEC Reports (including the financial statements included therein), (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities or obligations (contingent or otherwise) other than
              (A) trade payables, accrued expenses and other liabilities incurred in the ordinary course of business consistent with past practice and (B) liabilities incurred in the ordinary course of business not required to be reflected in the Company's financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting or the identity of its auditors, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans. The Company does not have pending before the Commission any request for confidential treatment of information.

       (j) LITIGATION AND INVESTIGATIONS. There is no Action which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) except as specifically disclosed in the SEC Reports, could, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any Subsidiary, nor any director or officer thereof (in his capacity as such), is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty, except as specifically disclosed in the SEC Reports. There has not been, and to the knowledge of the Company, there is not pending any investigation by the Commission involving the Company or any current or former director or officer of the Company (in his or her capacity as such). The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act. There are no outstanding comments by the Staff of the Commission on any filing by the Company or any Subsidiary under the Exchange Act or the Securities Act.

       (k) LABOR RELATIONS. No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company.

       (l) COMPLIANCE. Neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

       (m) REGULATORY PERMITS. The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such permits.

       (n) TITLE TO ASSETS. The Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them that is material to their respective businesses and good and marketable title in all personal property owned by them that is material to their respective businesses, in each case free and clear of all Liens, except for Liens that do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries. All real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases of which the Company and the Subsidiaries are in material compliance, except as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

       (o) PATENTS AND TRADEMARKS. The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights that are necessary or material for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have could, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (collectively, THE "INTELLECTUAL PROPERTY RIGHTS"). No claims or Actions have been made or filed by any Person against the Company to the effect that Intellectual Property Rights used by the Company or any Subsidiary violate or infringe upon the rights of such claimant. To the knowledge of the Company, after commercially reasonable investigation, all of the Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights.

       (p) INSURANCE. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged. The Company has no reason to believe that it will not be able to renew its and the Subsidiaries' existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business on terms consistent with the market for the Company's and such Subsidiaries' respective lines of business.

       (q) TRANSACTIONS WITH AFFILIATES AND EMPLOYEES. Except as set forth in the SEC Reports, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

       (r) SARBANES-OXLEY; INTERNAL ACCOUNTING CONTROLS. The Company is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002 (including the rules and regulations of the Commission adopted thereunder) which are applicable to it as of the Closing Date. The Company's certifying officers have evaluated the effectiveness of the Company's controls and procedures as of the filing date of the most recently filed periodic report under the Exchange Act (such date, the "EVALUATION DATE"). The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in the Company's internal controls (as such term is defined in Item 307(b) of Regulation S-K under the Exchange Act) or, to the Company's knowledge, in other factors that could significantly affect the Company's internal controls. The Company maintains a standard system of accounting established and administered in accordance with GAAP.

       (s) CERTAIN FEES. No brokerage or finder's fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement except to Merriman Curhan Ford & Co. (the "PLACEMENT AGENT"). The Investor shall have no obligation with respect to any fees or with respect to any claims (other than such fees or commissions owed by the Investor pursuant to written agreements executed by the Investor which fees or commissions shall be the sole responsibility of the Investor) made by or on behalf of the Placement Agent or any other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by this Agreement.

       (t) CERTAIN REGISTRATION MATTERS. Assuming the accuracy of the Investor's representations and warranties set forth in Section 3.2(b)-(e), no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Investor under the Transaction Documents.

       (u) INVESTMENT COMPANY. The Company is not, and is not an Affiliate of, and immediately following the Closing will not have become, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

       (v) NO ADDITIONAL AGREEMENTS. The Company does not have any agreement or understanding with the Investor with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents.

       (w) FULL DISCLOSURE. All disclosures provided to the Investor regarding the Company, its business and the transactions contemplated hereby, furnished by or on behalf of the Company (including the Company's representations and warranties set forth in this Agreement) are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

       (x) ENVIRONMENTAL MATTERS. To the Company's knowledge, after commercially reasonable investigation: (i) the Company and its Subsidiaries have complied with all applicable Environmental Laws;
              (ii) the properties currently owned or operated by Company (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances;
              (iii) the properties formerly owned or operated by Company or its Subsidiaries were not contaminated with Hazardous Substances during the period of ownership or operation by Company and its Subsidiaries; (iv) Company and its Subsidiaries are not subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) Company and its Subsidiaries have not been associated with any release or threat of release of any Hazardous Substance; (vi) Company and its Subsidiaries have not received any notice, demand, letter, claim or request for information alleging that Company and its Subsidiaries may be in violation of or liable under any Environmental Law; and (vii) Company and its Subsidiaries are not subject to any orders, decrees, injunctions or other arrangements with any Governmental Authority or subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances.

As used in this Agreement, the term "ENVIRONMENTAL LAW" means any federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health and safety, or natural resources; (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

As used in this Agreement, the term "HAZARDOUS SUBSTANCE" means any substance that is: (i) listed, classified or regulated pursuant to any Environmental Law;
(ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (iii) any other substance which is the subject of regulatory action by any Governmental Authority pursuant to any Environmental Law.

       (y) TAXES. The Company and its Subsidiaries have filed all necessary federal, state and foreign income and franchise tax returns when due (or obtained appropriate extensions for filing) and have paid or accrued all taxes shown as due thereon, and the Company has no knowledge of a tax deficiency which has been or might be asserted or threatened against it or any Subsidiary which would have a Material Adverse Effect.

       (z) PRIVATE OFFERING. Assuming the correctness of the representations and warranties of the Investors set forth in this Agreement, the offer and sale of the Convertible Notes and the Warrants hereunder are, and upon (i) exercise of the Warrants, the issuance of the Warrant Shares and (ii) upon conversion of the Convertible Notes, the issuance of the Conversion Shares will be, exempt from registration under the Securities Act. The Company has offered the Convertible Notes and the Warrants for sale only to the Investor.

       (aa) ERISA. Neither the Company nor any ERISA Affiliate maintains, contributes to or has any liability or contingent liability with respect to any employee benefit plan subject to ERISA.

       (bb)   FOREIGN ASSETS CONTROL REGULATIONS AND ANTI-MONEY LAUNDERING.

              (i) OFAC. Neither the issuance of the Convertible Note and Warrant to the Investor, nor the use of the respective proceeds thereof, shall cause the Investor to violate the U.S. Bank Secrecy Act, as amended, and any applicable regulations thereunder or any of the sanctions programs administered by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") of the United States Department of Treasury, any regulations promulgated thereunder by OFAC or under any affiliated or successor governmental or quasi-governmental office, bureau or agency and any enabling legislation or executive order relating thereto. Without limiting the foregoing, neither the Company nor any Subsidiary (i) is a person whose property or interests in property are blocked or subject to blocking pursuant to Section 1 of Executive Order 13224 of September 23, 200l Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079
       (2001)), (ii) engages in any dealings or transactions prohibited by
       Section 2 of such executive order, or is otherwise associated with any such person in any manner violative of Section 2, or (iii) is a person on the list of Specially Designated Nationals and Blocked Persons or subject to the limitations or prohibitions under any other OFAC regulation or executive order.

              (ii) PATRIOT ACT. The Company and each of its Subsidiaries are in compliance, in all material respects, with the USA PATRIOT Act. No part of the proceeds of the sale of the Shares and the Warrants hereunder will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

       Section 3.2. REPRESENTATIONS AND WARRANTIES OF THE INVESTOR. The Investor hereby represents and warrants to the Company as follows:

       (a) AUTHORITY. This Agreement has been duly executed by the Investor, and when delivered by the Investor in accordance with terms hereof, will constitute the valid and legally binding obligation of the Investor, enforceable against him in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application.

       (b) INVESTMENT INTENT. The Investor is acquiring the Securities as principal for its own account for investment purposes only and not with a view to or for distributing or reselling such Securities or any part thereof, without prejudice, however, to the Investor's right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal and state securities laws. The Investor does not have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities.

       (c) INVESTOR STATUS. The Investor is an "accredited investor" as defined in Rule 501(a) under the Securities Act and a "qualified institutional buyer" as defined in Rule 144A under the Securities Act. The Investor is not a registered broker-dealer under Section 15 of the Exchange Act.

       (d) ACCESS TO INFORMATION. The Investor acknowledges that he has reviewed the SEC Reports and has been afforded (i) the opportunity to ask such questions as he has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and the Subsidiaries and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable him to evaluate his investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

       (e) GENERAL SOLICITATION. The Investor is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

       (f) DISCLOSURE. The Investor acknowledges and agrees that the Company neither makes nor has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.1.

                                    ARTICLE 4

                               REGISTRATION RIGHTS
                               -------------------

       Section 4.1. SHELF REGISTRATION.

                  (a) As promptly as possible, and in any event on or prior to the Filing Date, the Company shall prepare and file with the Commission a "shelf" Registration Statement covering the resale of all Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415. The Registration Statement shall be on a Form S-3; in the event Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form in accordance herewith and (ii) attempt to register the Registrable Securities on Form S-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of the Registration Statements then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the Commission. If at any time the staff of the Commission takes the position that the offering of some or all of the Registrable Securities in a Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act or requires any Investor to be named as an "underwriter" (an "SEC OBJECTION"), the Company shall promptly notify the Investor of such SEC Objection and if the Investor shall request, the Company shall use its commercially reasonable efforts to persuade the staff of the Commission that the offering contemplated by the Registration Statement is a valid secondary offering and not an offering "by or on behalf of the issuer" as defined in Rule 415 and that the Investor is not an "underwriter" (a "RULE 415 RESPONSE EFFORT"). The Investor shall have the right to participate or have its counsel participate in any meetings or discussions with the staff of the Commission regarding such position and to comment or have its counsel comment on any written submission made to the staff of the Commission with respect thereto, and to have such comments relayed to the staff of the Commission with the consent of the Company, not to be unreasonably withheld. No such written submission shall be made to the staff of the Commission to which the Investor's counsel reasonably objects. In the event that, despite the Company's commercially reasonable efforts and compliance with the terms of this
Section 4.1(a), the staff of the Commission refuses to alter its position, the Company shall (i) remove from the Registration Statement such portion of the Registrable Securities (the "CUT BACK SHARES") and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the staff of the Commission may require to assure the Company's compliance with the requirements of Rule 415; provided, however, that the Company shall not agree to name any Investor as an "underwriter" in such Registration Statement without the prior written consent of such Investor (collectively, the "SEC RESTRICTIONS"). Notwithstanding any other provision of this Agreement to the contrary, no liquidated damages shall accrue pursuant to
Section 4.1(d) (i) during the pendency of a Rule 415 Response Effort or (ii) on or as to any Cut Back Shares until such time as the Company is able, using commercially reasonable efforts, to effect the filing of an additional Registration Statement with respect to the Cut Back Shares in accordance with any SEC Restrictions (such date, the "RESTRICTION TERMINATION Date"). From and after the Restriction Termination Date, all of the provisions of this Article 4 (including the liquidated damages provisions) shall again be applicable to the Cut Back Shares; provided, however, that for such purposes, references to the Filing Date shall be deemed to be the date that is 30 days after the Restriction Termination Date.

                  (b) The Company shall use its best efforts to cause each Registration Statement filed hereunder to be declared effective by the Commission as promptly as possible after the filing thereof, but in any event prior to the Required Effectiveness Date, and shall use its best efforts to keep the Registration Statement continuously effective under the Securities Act until the earlier of (i) the fifth anniversary of the Effective Date, (ii) the date when all Registrable Securities covered by such Registration Statement have been sold publicly, or (iii) the date on which the Registrable Securities are eligible for sale without volume limitation pursuant to subparagraph (k) of Rule 144 (the "EFFECTIVENESS PERIOD"). The Company shall notify the Investor in writing promptly (and in any event within one Business Day) after receiving notification from the Commission that the Registration Statement has been declared effective.

                  (c) As promptly as possible, and in any event no later than the Post-Effective Amendment Filing Deadline, the Company shall prepare and file with the Commission a Post-Effective Amendment. The Company shall use its best efforts to cause the Post-Effective Amendment to be declared effective by the Commission as promptly as possible after the filing thereof. The Company shall notify the investor in writing promptly (and in any event within one Business
Day) after receiving notification from the Commission that the Post-Effective Amendment has been declared effective.

                  (d) If: (i) any Registration Statement is not filed on or prior to the Filing Date (or the Restriction Termination Date, as applicable) or a Post-Effective Amendment is not filed on or prior to the Post-Effective Amendment Filing Deadline, or (ii) the Company fails to file with the Commission a request for acceleration of effectiveness in accordance with Rule 461 promulgated under the Securities Act, within five Business Days after the date that the Company is notified (orally or in writing, whichever is earlier) by the Commission that a Registration Statement will not be "reviewed," or will not be subject to further review, or (iii) the Company fails to respond to any comments made by the Commission within 15 Business Days after the receipt of such comments, or (iv) a Registration Statement filed hereunder is not declared effective by the Commission by the Required Effectiveness Date (which date shall be extended by 30 days in the case of a comment regarding Rule 415), or a Post-Effective Amendment is not declared effective on or prior to the fifteenth Business Day following the Post-Effective Amendment Filing Deadline, or (v) after a Registration Statement is filed with and declared effective by the Commission, such Registration Statement ceases to be effective as to all Registrable Securities to which it is required to relate at any time prior to the expiration of the Effectiveness Period for a period of more than 60 days without being succeeded by an amendment to such Registration Statement or by a subsequent Registration Statement filed with and declared effective by the Commission, or (vi) an amendment to a Registration Statement is not filed by the Company with the Commission within 15 Business Days after the Commission's having notified the Company that such amendment is required in order for such Registration Statement to be declared effective (any such failure or breach being referred to as an "Event" and the date on which such Event occurs being referred to as "EVENT DATE"), then: (x) on each such Event Date the Company shall pay to the Investor an amount in cash, as liquidated damages and not as a penalty, equal to 1% of the aggregate Purchase Price paid by the Investor pursuant to this Agreement for the Registrable Securities covered by such Registration Statement (the "PENALTY BASE"); and (y) on the same day of each successive month following such Event Date (so long as the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to the Investor an amount in cash, as liquidated damages and not as a penalty, equal to 1% of the Penalty Base. Such payments shall be the Investor's sole and exclusive remedy for such Events. If the Company fails to pay any liquidated damages pursuant to this Section in full within seven Business Days after the date payable, the Company will pay interest thereon at a rate of 18% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the Investor, accruing daily from the date such liquidated damages are due until such amounts, plus all such interest thereon, are paid in full.

                  (e) The Company shall not, prior to the Effective Date of the Registration Statement, prepare and file with the Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities.

                  (f) If the Company issues to the Investor any Common Stock pursuant to the Transaction Documents that is not included in the initial Registration Statement, then the Company shall file an additional Registration Statement covering such number of shares of Common Stock on or prior to the Filing Date and shall use it best efforts, but in no event later than the Required Effectiveness Date, to cause such additional Registration Statement to be declared effective by the Commission.

       Section 4.2. REGISTRATION PROCESS. In connection with the registration of the Registrable Securities pursuant to Section 4.1, the Company shall:

         (a) Prepare and file with the Commission the Registration Statement and such amendments (including post-effective amendments) to the Registration Statement and supplements to the prospectus included therein (a "PROSPECTUS") as the Company may deem necessary or appropriate and take all lawful action such that the Registration Statement and any amendment thereto does not, when it becomes effective, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading and that the Prospectus forming part of the Registration Statement, and any amendment or supplement thereto, does not at any time during the Registration Period include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.;

         (b) Comply with the provisions of the Securities Act with respect to the Registrable Securities covered by the Registration Statement until the earlier of (i) such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the Investor as set forth in the Prospectus forming part of the Registration Statement or (ii) the date on which the Registration Statement is withdrawn;

         (c) Prior to the filing with the Commission of the Registration Statement (including any amendments thereto) and the distribution or delivery of any Prospectus (including any supplements thereto), provide draft copies thereof to the Investor and reflect in such documents all such comments as the Investor (and its counsel) reasonably may propose and furnish to the Investor and its legal counsel identified to the Company (i) promptly after the same is prepared and publicly distributed, filed with the Commission, or received by the Company, one copy of the Registration Statement, each Prospectus, and each amendment or supplement thereto, and (ii) such number of copies of the Prospectus and all amendments and supplements thereto and such other documents, as the Investor may reasonably request in order to facilitate the disposition of the Registrable Securities;

         (d) (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or "blue sky" laws of such jurisdictions as the Investors reasonably request, (ii) prepare and file in such jurisdictions such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof at all times during the Registration Period,
(iii) take all such other lawful actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all such other lawful actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; PROVIDED, HOWEVER, that the Company shall not be required in connection therewith or as a condition thereto to (A) qualify to do business in any jurisdiction where it would not otherwise be required to qualify, (B) subject itself to general taxation in any such jurisdiction or (C) file a general consent to service of process in any such jurisdiction;

         (e) As promptly as practicable after becoming aware of such event, notify the Investor of the occurrence of any event, as a result of which the Prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and promptly prepare an amendment to the Registration Statement and supplement to the Prospectus to correct such untrue statement or omission, and deliver a number of copies of such supplement and amendment to each Investor as such Investor may reasonably request;

         (f) As promptly as practicable after becoming aware of such event, notify the Investor (or, in the event of an underwritten offering, the managing underwriters) of the issuance by the Commission of any stop order or other suspension of the effectiveness of the Registration Statement and take all lawful action to effect the withdrawal, rescission or removal of such stop order or other suspension;

         (g) Take all such other lawful actions reasonably necessary to expedite and facilitate the disposition by the Investor of his Registrable Securities in accordance with the intended methods therefor provided in the Prospectus which are customary under the circumstances;

         (h) Make generally available to its security holders as soon as practicable, but in any event not later than 18 months after the Effective Date of the Registration Statement, an earnings statement of the Company and its subsidiaries complying with Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder;

         (i) In the event of an underwritten offering, promptly include or incorporate in a Prospectus supplement or post-effective amendment to the Registration Statement such information as the underwriters reasonably agree should be included therein and to which the Company does not reasonably object and make all required filings of such Prospectus supplement or post-effective amendment as soon as practicable after it is notified of the matters to be included or incorporated in such Prospectus supplement or post-effective amendment;

         (j) Make reasonably available for inspection by the Investor, any underwriter participating in any disposition pursuant to the Registration Statement, and any attorney, accountant or other agent retained by such Investors or any such underwriter all relevant financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries, and cause the Company's officers, directors and employees to supply all information reasonably requested by the Investor or any such underwriter, attorney, accountant or agent in connection with the Registration Statement, in each case, as is customary for similar due diligence examinations; PROVIDED, HOWEVER, that all records, information and documents that are designated in writing by the Company, in good faith, as confidential, proprietary or containing any nonpublic information shall be kept confidential by such Investors and any such underwriter, attorney, accountant or agent (pursuant to an appropriate confidentiality agreement in the case of any such holder or agent), unless such disclosure is made pursuant to judicial process in a court proceeding (after first giving the Company an opportunity promptly to seek a protective order or otherwise limit the scope of the information sought to be disclosed) or is required by law, or such records, information or documents become available to the public generally or through a third party not in violation of an accompanying obligation of confidentiality; and PROVIDED, FURTHER, that, if the foregoing inspection and information gathering would otherwise disrupt the Company's conduct of its business, such inspection and information gathering shall, to the maximum extent possible, be coordinated on behalf of the Investors and the other parties entitled thereto by one firm of counsel designated by and on behalf of the majority in interest of Investors and other parties;

         (k) In connection with any offering, make such representations and warranties to the Investor and to the underwriters if an underwritten offering, in form, substance and scope as are customarily made by a company to underwriters in secondary underwritten offerings;

         (l) In connection with any underwritten offering, deliver such documents and certificates as may be reasonably required by the underwriters;

         (m) Cooperate with the Investor to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold pursuant to the Registration Statement, which certificates shall, if required under the terms of this Agreement, be free of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any Investor may request and maintain a transfer agent for the Common Stock;

         (n) Use its commercially reasonable efforts to cause all Registrable Securities covered by the Registration Statement to be listed or qualified for trading on the principal Trading Market, if any, on which the Common Stock is traded or listed on the Effective Date of the Registration Statement; and

         (o) Include in each Prospectus and Registration the Plan of Distribution attached hereto as Exhibit C (the "PLAN OF DISTRIBUTION"), unless and to the extent that such Plan of Distribution requires modification due to inaccuracy or due to a change in the Commission's rules and regulations under the Securities Act.

       Section 4.3. OBLIGATIONS AND ACKNOWLEDGEMENTS OF THE INVESTOR. In connection with the registration of the Registrable Securities, the Investor shall have the following obligations and hereby make the following acknowledgements:

         (a) It shall be a condition precedent to the obligations of the Company to include the Registrable Securities in the Registration Statement that the Investor (i) shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the registration of such Registrable Securities and (ii) shall execute such documents in connection with such registration as the Company may reasonably request. At least five Business Days prior to the first anticipated filing date of a Registration Statement, the Company shall notify the Investor of the information the Company requires from the Investor (the "REQUESTED INFORMATION") if the Investor elects to have any of its Registrable Securities included in the Registration Statement. If at least two Business Days prior to the anticipated filing date the Company has not received the Requested Information from the Investor, then the Company may file the Registration Statement without including any Registrable Securities of the Investor and the Company shall have no further obligations under this Article 4 to the Investor after such Registration Statement has been declared effective. If the Investor notifies the Company and provides the Company the information required hereby prior to the time the Registration Statement is declared effective, the Company will file an amendment to the Registration Statement that includes the Registrable Securities of the Investor; PROVIDED, HOWEVER, that the Company shall not be required to file such amendment to the Registration Statement at any time less than 5 Business Days prior to the Effectiveness Date.

         (b) The Investor agrees to cooperate with the Company in connection with the preparation and filing of a Registration Statement hereunder, unless the Investor has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement;

         (c) The Investor agrees that, upon receipt of any notice from the Company of the occurrence of any event of the kind described in Section 4.2(e) or 4.2(f), the Investor shall immediately discontinue its disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until the Investor's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 4.2(e) and, if so directed by the Company, the Investor shall deliver to the Company (at the expense of the Company) or destroy (and deliver to the Company a certificate of destruction) all copies in the Investor's possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice; and

         (d) The Investor acknowledges that it may be deemed to be a statutory underwriter within the meaning of the Securities Act with respect to the Registrable Securities being registered for resale by it, and if the Investor includes Registrable Securities for offer and sale within a Registration Statement the Investor hereby consents to the inclusion in such Registration Statement of a disclosure to such effect.

       Section 4.4. EXPENSES OF REGISTRATION. All expenses (other than underwriting discounts and commissions and the fees an expenses of the Investor's counsel) incurred in connection with registrations, filings or qualifications pursuant to this Article 4, including, without limitation, all registration, listing, and qualifications fees, printing and engraving fees, accounting fees, and the fees and disbursements of counsel for the Company, shall be borne by the Company.

       Section 4.5 ACCOUNTANT'S LETTER. If the Investor proposes to engage in an underwritten offering of any Registrable Shares, the Company shall deliver to the Investor, at the Company's expense, a letter dated as of the effective date of each Registration Statement or Post-Effective Amendment thereto, from the independent public accountants retained by the Company, addressed to the underwriters and to the Investor, in form and substance as is customarily given in an underwritten public offering, provided that the Investor has made such representations and furnished such undertakings as the independent public accountants may reasonably require;

       Section 4.6. INDEMNIFICATION AND CONTRIBUTION

         (a) INDEMNIFICATION BY THE COMPANY. The Company shall indemnify and hold harmless the Investor and each underwriter, if any, which facilitates the disposition of Registrable Securities, and each of their respective officers and directors and each Person who controls such underwriter within the meaning of
Section 15 of the Securities Act or Section 20 of the Exchange Act (each such Person being sometimes hereinafter referred to as an "INDEMNIFIED PERSON") from and against any losses, claims, damages or liabilities, joint or several, to which such Indemnified Person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or an omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, not misleading, or arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Prospectus or an omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and the Company hereby agrees to reimburse such Indemnified Person for all reasonable legal and other expenses incurred by them in connection with investigating or defending any such action or claim as and when such expenses are incurred; PROVIDED, HOWEVER, that the Company shall not be liable to any such Indemnified Person in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon (i) an untrue statement or alleged untrue statement made in, or an omission or alleged omission from, such Registration Statement or Prospectus in reliance upon and in conformity with written information furnished to the Company by such Indemnified Person expressly for use therein or (ii) in the case of the occurrence of an event of the type specified in Section 4.3(e), the use by the Indemnified Person of an outdated or defective Prospectus after the Company has provided to such Indemnified Person an updated Prospectus correcting the untrue statement or alleged untrue statement or omission or alleged omission giving rise to such loss, claim, damage or liability.

         (b) INDEMNIFICATION BY THE INVESTOR AND UNDERWRITERS. The Investor agrees, as a consequence of the inclusion of any of its Registrable Securities in a Registration Statement, and each underwriter, if any, which facilitates the disposition of Registrable Securities shall agree, severally and not jointly, as a consequence of facilitating such disposition of Registrable Securities to (i) indemnify and hold harmless the Company, its directors (including any person who, with his or her consent, is named in the Registration Statement as a director nominee of the Company), its officers who sign any Registration Statement and each Person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, against any losses, claims, damages or liabilities to which the Company or such other persons may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in such Registration Statement or Prospectus or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the Prospectus), not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by the Investor or underwriter expressly for use therein, and (ii) reimburse the Company for any legal or other expenses incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred; PROVIDED, HOWEVER, that the Investor shall not be liable under this Section 4.5(b) for any amount in excess of the net proceeds paid to the Investor in respect of Registrable Securities sold by it.

         (c) NOTICE OF CLAIMS, ETC. Promptly after receipt by a Person seeking indemnification pursuant to this Section 4.5 (an "INDEMNIFIED PARTY") of written notice of any investigation, claim, proceeding or other action in respect of which indemnification is being sought (each, a "CLAIM"), the Indemnified Party promptly shall notify the Person against whom indemnification pursuant to this
Section 4.5 is being sought (the"INDEMNIFYING PARTY") of the commencement thereof; but the omission to so notify the Indemnifying Party shall not relieve it from any liability that it otherwise may have to the Indemnified Party, except to the extent that the Indemnifying Party is materially prejudiced and forfeits substantive rights and defenses by reason of such failure. In connection with any Claim as to which both the Indemnifying Party and the Indemnified Party are parties, the Indemnifying Party shall be entitled to assume the defense thereof. Notwithstanding the assumption of the defense of any Claim by the Indemnifying Party, the Indemnified Party shall have the right to employ separate legal counsel and to participate in the defense of such Claim, and the Indemnifying Party shall bear the reasonable fees, out-of-pocket costs and expenses of such separate legal counsel to the Indemnified Party if (and only if): (i) the Indemnifying Party shall have agreed to pay such fees, costs and expenses, (ii) the Indemnified Party shall reasonably have concluded that representation of the Indemnified Party by the Indemnifying Party by the same legal counsel would not be appropriate due to actual or, as reasonably determined by legal counsel to the Indemnified Party, potentially differing interests between such parties in the conduct of the defense of such Claim, or if there may be legal defenses available to the Indemnified Party that are in addition to or disparate from those available to the Indemnifying Party, or
(iii) the Indemnifying Party shall have failed to employ legal counsel reasonably satisfactory to the Indemnified Party within a reasonable period of time after notice of the commencement of such Claim. If the Indemnified Party employs separate legal counsel in circumstances other than as described in the preceding sentence, the fees, costs and expenses of such legal counsel shall be borne exclusively by the Indemnified Party. Except as provided above, the Indemnifying Party shall not, in connection with any Claim in the same jurisdiction, be liable for the fees and expenses of more than one firm of counsel for the Indemnified Party (together with appropriate local counsel). The Indemnified Party shall not, without the prior written consent of the Indemnifying Party (which consent shall not unreasonably be withheld), settle or compromise any Claim or consent to the entry of any judgment that does not include an unconditional release of the Indemnifying Party from all liabilities with respect to such Claim or judgment or contain any admission of wrongdoing.

         (d) CONTRIBUTION. If the indemnification provided for in this Section
4.5 is unavailable to or insufficient to hold harmless an Indemnified Party in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnified Party in connection with the statements or omissions or alleged statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such Indemnifying Party or by such Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.5(d) were determined by pro rata allocation (even if the Investors or any underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 4.5(d). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

         (e) LIMITATION ON INVESTOR'S AND UNDERWRITERS' OBLIGATIONS. Notwithstanding any other provision of this Section 4.5, in no event shall (i) the Investor have any liability under this Section 4.5 for any amounts in excess of the dollar amount of the proceeds actually received by the Investor from the sale of Registrable Securities (after deducting any fees, discounts and commissions applicable thereto) pursuant to any Registration Statement under which such Registrable Securities are registered under the Securities Act and
(ii) any underwriter be required to undertake liability to any Person hereunder for any amounts in excess of the aggregate discount, commission or other compensation payable to such underwriter with respect to the Registrable Securities underwritten by it and distributed pursuant to the Registration Statement.

         (f) OTHER LIABILITIES. The obligations of the Company under this
Section 4.5 shall be in addition to any liability which the Company may otherwise have to any Indemnified Person and the obligations of any Indemnified Person under this Section 4.5 shall be in addition to any liability which such Indemnified Person may otherwise have to the Company. The remedies provided in this Section 4.5 are not exclusive and shall not limit any rights or remedies which may otherwise be available to an indemnified party at law or in equity.

       Section 4.6. RULE 144. With a view to making available to the Investor the benefits of Rule 144, the Company agrees to use its best efforts to:

         (i) comply with the provisions of paragraph (c)(1) of Rule 144; and

         (ii) file with the Commission in a timely manner all reports and other documents required to be filed by the Company pursuant to Section 13 or 15(d) under the Exchange Act; and, if at any time it is not required to file such reports but in the past had been required to or did file such reports, it will, upon the request of any Investor, make available other information as required by, and so long as necessary to permit sales of, its Registrable Securities pursuant to Rule 144.

       Section 4.7. COMMON STOCK ISSUED UPON STOCK SPLIT, ETC. The provisions of this Article 4 shall apply to any shares of Common Stock or any other securities issued as a dividend or distribution in respect of the Shares or the Warrant Shares.

                                    ARTICLE 5

                         OTHER AGREEMENTS OF THE PARTIES

Section 5.1. CERTIFICATES; LEGENDS.

         (a) The Securities may only be transferred in compliance with state and federal securities laws. In connection with any transfer of the Securities other than (i) pursuant to an effective registration statement, (ii) to the Company, or (iii) to an Affiliate of the Investor, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act. In the event of a private transfer of the Securities, the transferee shall be required to execute a counterpart to this Agreement, agreeing to be bound by (and shall have the benefits of) the terms hereof other than those set forth in Article 2 hereof, and such transferee shall be deemed to be an "Investor" for purposes of this Agreement.

         (b) The certificates representing the Shares and the Warrants to be delivered at the Closings and the certificates evidencing the Warrant Shares to be delivered upon exercise of the Warrants will contain appropriate legends referring to restrictions on transfer relating to the registration requirements of the Securities Act and applicable state securities laws.

         (c) In connection with any sale or disposition of the Securities by the Investor pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the purchaser acquires freely tradable shares and upon compliance by the Investor with the requirements of this Agreement, the Company shall, or, in the case of Common Stock, shall cause the transfer agent for the Common Stock (the "TRANSFER AGENT") to, issue replacement certificates representing the Securities sold or disposed of without restrictive legends. Upon the earlier of (i) registration of any Securities for resale pursuant
Article 4 or (ii) Rule 144(k) becoming available with respect to any Securities, the Company shall (A) deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall reissue a certificate representing such Securities without legends upon receipt by such Transfer Agent of the legended certificates, together with either (1) a customary representation by the Investor that Rule 144(k) applies to the shares of Common Stock represented thereby or (2) a statement by the Investor that the Investor has sold the shares of Common Stock represented thereby in accordance with the Plan of Distribution contained in the Registration Statement, and (B) cause its counsel to deliver to the Transfer Agent one or more blanket opinions to the effect that the removal of such legends in such circumstances may be effected under the Securities Act. From and after the earlier of such dates, upon the Investor's written request, the Company shall promptly cause certificates evidencing the Investor's Securities to be replaced with certificates which do not bear such restrictive legends, and Warrant Shares subsequently issued upon due exercise of the Warrants shall not bear such restrictive legends provided the provisions of either clause (i) or clause (ii) above, as applicable, are satisfied with respect to such Warrant Shares. When the Company is required to cause an unlegended certificate to replace a previously issued legended certificate, if:
(1) the unlegended certificate is not delivered to an Investor within five Business Days after submission by the Investor of a legended certificate and supporting documentation to the Transfer Agent as provided above and (2) prior to the time such unlegended certificate is received by the Investor, the Investor, or any third party on behalf of such Investor or for the Investor's account, purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Investor of shares represented by such certificate (a "BUY-IN"), then the Company shall pay in cash to the Investor (for costs incurred either directly by such Purchaser or on behalf of a third party) the amount by which the total purchase price paid for Common Stock as a result of the Buy-In (including brokerage commissions, if any) exceeds the proceeds received by such Investor as a result of the sale to which such Buy-In relates. The Investor shall provide the Company written notice indicating the amounts payable to the Investor in respect of the Buy-In.

Section 5.2. INTEGRATION. The Company has not and shall not, and shall use its best efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Investor, or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market in a manner that would require stockholder approval of the sale of the securities to the Investor.

Section 5.3. SECURITIES LAWS DISCLOSURE; PUBLICITY. By 9:00 a.m. (New York time) on the Trading Day following the execution of this Agreement, and by 5:00 p.m. (New York time) on the Initial Closing Date, the Company shall issue press releases disclosing the transactions contemplated hereby and the Closing. On the Trading Day following the execution of this Agreement the Company will file a Current Report on Form 8-K disclosing the material terms of the Transaction Documents (and attach the Transaction Documents as exhibits thereto), and on each Closing Date the Company will file an additional Current Report on Form 8-K to disclose the Closing. In addition, the Company will make such other filings and notices in the manner and time required by the Commission and the Trading Market on which the Common Stock is listed.

Section 5.4. USE OF PROCEEDS. The Company shall use the net proceeds from the sale of the Securities hereunder (i) for working capital purposes, (ii) to purchase fixed assets used in the development or production of the Company's products or (iii) for investment in new technologies related to the Company's business (including without limitation through the acquisition of other companies).

Section 5.5. RIGHT OF FIRST REFUSAL

         (a) PROPOSED FINANCINGS. In the event that, during the period commencing on the Initial Closing Date and continuing to the earlier of (i) the second anniversary of the Second Closing Date or (ii) the second anniversary of the Outside Date, the Company seeks to raise additional funds through a private placement of its securities (a "PROPOSED FINANCING"), other than Exempt Issuances, the Investor shall have the right to participate in the Proposed Financing on a pro rata basis, based on the percentage that (a) the number of shares of Common Stock then held by the Investor PLUS the number of shares of Common Stock issuable upon conversion of the Warrants bears to (b) the total number of shares of Common Stock outstanding PLUS the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock and the Prior Convertible Securities and exercise of the Company Stock Options, the Warrants and the Prior Warrants.

         (b) PRE-NOTICE OF PROPOSED FINANCINGS. At least 15 Business Days prior to the closing of any Proposed Financing, the Company shall deliver to each Investor a written notice of its intention to effect a Proposed Financing ("PRE-NOTICE"). If within 10 Business Days after receipt of the Pre-Notice, the Investor delivers to the Company a written request for detailed information regarding the Proposed Financing, the Company shall promptly, but no later than the Business Day immediately following its receipt of such request, deliver to the Investor a notice (a "PROPOSED FINANCING NOTICE") which shall describe in reasonable detail the proposed terms of such Proposed Financing, the amount of proceeds intended to be raised thereunder, and the Person with whom such Proposed Financing is proposed to be effected, and shall have attached thereto be a term sheet or similar document relating to the Proposed Financing. The Investor shall notify the Company no later than 6:30 p.m. (Little Rock time) on the fifth Business Day after receipt of the Proposed Financing Notice of its willingness to participate in the Proposed Financing on the terms described in the Proposed Financing Notice, subject to completion of mutually acceptable documentation and diligence investigation. The Company shall promptly provide to the Investor such diligence materials as it may reasonably request, subject to execution of a non-disclosure agreement, in reasonable form, mutually acceptable to the parties.

         (c) INVESTMENT TERMS. The terms on which the Investor shall purchase securities pursuant to the Proposed Financing shall be the same as such securities are purchased by other investors in such Proposed Financing. In the event that the terms of the Proposed Financing are changed, the Borrower shall provide the Investor with the same notice of the revised terms that is provided to the other investors in such Proposed Financing in reasonably sufficient time to allow the Investor to review the Proposed Financing and the Company's financial condition and prospects in light of the changed terms.

         (d) FINANCINGS. In the event that the Investor does not exercise, within 12 Business Days after receipt of the Financing Notice, its right to participate in the Proposed Financing, the Company may sell the securities in the Proposed Financing at a price and on terms which are no more favorable to the investors in such Proposed Financing than the terms offered to the Investor. If the Company subsequently changes the price or terms so that the terms are at a price or more favorable to the investors in the Proposed Financing, the Company shall re-offer the securities to the Investor as provided in this
Section 5.5.

Section 5.6. NO DISCLOSURE OF MATERIAL NON-PUBLIC INFORMATION. The Company will not disclose to the Investor any material non-public information concerning the Company except (a) with the consent of the Investor and (b) if such consent is given, pursuant to a non-disclosure agreement which provides, among other things, that the Investor will not disclose the material non-public information to any person and the Investor or the Agent will not engage in any transactions involving the Company's securities while in possession of material non-public information.

                                    ARTICLE 6

                         CONDITIONS PRECEDENT TO CLOSING
                         -------------------------------

Section 6.1. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE INVESTOR TO PURCHASE SECURITIES. The obligation of the Investor to acquire Securities at any Closing is subject to the satisfaction or waiver by the Investor, at or before the Closing, of each of the following conditions:

       (a) REPRESENTATIONS AND WARRANTIES. The Company shall have delivered a certificate of the Company's Chief Executive Officer certifying that the representations and warranties of the Company contained herein are true and correct in all material respects as of the date when made and as of the Closing Date as though made on and as of such Closing Date;

       (b) PERFORMANCE. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by it at or prior to the Closing;

       (c) NO INJUNCTION. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents;

       (d) NO ADVERSE CHANGES. Since the date of execution of this Agreement, no event or series of events shall have occurred that reasonably could have or result in a Material Adverse Effect;

       (e) COMPANY DELIVERABLES. The Company shall have delivered the Company Deliverables in accordance with Section 2.2(a).

Section 6.2. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY TO SELL SECURITIES. The obligation of the Company to sell Securities at any Closing is subject to the satisfaction or waiver by the Company, at or before the Closing, of each of the following conditions:

       (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Investor contained herein shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made on and as of such date;

       (b) PERFORMANCE. The Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by such Investor at or prior to the Closing;

       (c) NO INJUNCTION. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents; and

       (d) PURCHASE PRICE. The Investor shall have paid the Purchase Price payable at such Closing in accordance with Section 2.3.

                                    ARTICLE 7

                                  MISCELLANEOUS
                                  -------------

Section 7.1. FEES AND EXPENSES. Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of the Transaction Documents; PROVIDED, HOWEVER, that, if but only if Securities are sold hereunder at the Initial Closing, the Company shall, at the Initial Closing, reimburse the Investor for its reasonable legal fees and expenses of its legal counsel, up to a maximum of $30,000, incurred in connection with the Investor's due diligence and the negotiation and preparation of the Agreement. The Company shall pay all stamp and other taxes and duties levied in connection with the sale of the Shares.

Section 7.2. ENTIRE AGREEMENT. The Transaction Documents, together with the Exhibits thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents and exhibits.

Section 7.3. NOTICES. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile (provided the sender receives a machine-generated confirmation of successful transmission) at the facsimile number specified in this Section prior to 6:30 p.m. (Little Rock time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Business Day or later than 6:30 p.m. (Little Rock time) on any Business Day, (c) the Business Day following the date of transmission, if sent by a nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

If to the Company:       ThermoEnergy Corporation
                         Attn.: Andrew T. Melton
                         124 West Capitol Avenue, Suite 880
                         Little Rock, AR 72201

                         Telephone: (501) 376-6477
                         Facsimile: (501) 376-5249

With a copy to:          Nixon Peabody, LLP
                         Attn.: William E. Kelly, Esq.
                         100 Summer Street
                         Boston, MA 02110

                         Telephone: (617) 345-1195
                         Facsimile: (866) 743-4899

If to the Investor:      The Quercus Trust
                         1835 Newport Blvd
                         A109 - PMB 467
                         Costa Mesa, CA 92627

                         Telephone: (949) 646-3785
                         Facsimile: (949) 903-1598

With a copy to:          Greenberg Glusker Fields Claman & Machtinger, LLP
                         Attn.: Joseph P. Bartlett, Esq.
                         1900 Avenue of the Stars, Suite 2100
                         Los Angeles, CA 90067

                         Telephone: (310) 201-7481
                         Facsimile: (310) 201-2380;

or such other address as may be designated in writing hereafter, in the same manner, by such Person.

Section 7.4. AMENDMENTS; WAIVERS; NO ADDITIONAL CONSIDERATION. No provision of this Agreement may be waived or amended except in a written instrument signed by the Company and the Investor. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

Section 7.5 TERMINATION. This Agreement may be terminated prior to Initial
Closing:

       (a)    by written agreement of the Investor and the Company; or

       (b) by the Company or the Investor, upon written notice to the other, if the Closing shall not have taken place by 6:30 p.m., Little Rock time, on the Outside Date; provided, that the right to terminate this Agreement under this Section 7.5(b) shall not be available to any Person whose failure to comply with its obligations under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or before such time, to the extent such delay is caused by such Person.

Upon a termination in accordance with this Section 7.5, the Company and the Investor shall have no further obligation or liability (including as arising from such termination) to the other, provided that any liabilities arising prior to such termination shall not be affected by the termination.

Section 7.6. CONSTRUCTION. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any of the Transaction Documents.

Section 7.7. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. Neither party may assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party.

Section 7.8. NO THIRD-PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.6 (with respect to rights to indemnification and contribution).

Section 7.9. GOVERNING LAW. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflicts of law thereof. Each party agrees that all Proceedings concerning the interpretations, enforcement and of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective Affiliates, employees or agents) shall be commenced exclusively in the state or federal courts sitting in, or having jurisdiction over, the State of Delaware (the "DELAWARE COURTS"). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Delaware Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of the any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such Delaware Court, or that such Proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence a Proceeding to enforce any provisions of a Transaction Document, then the prevailing party in such Proceeding shall be reimbursed by the other party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

Section 7.10. SURVIVAL. The representations, warranties, agreements and covenants contained herein shall survive the Closings and the delivery of the Securities.

Section 7.11. EXECUTION. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof, notwithstanding any subsequent failure or refusal of the signatory to deliver an original executed in ink.

Section 7.12. SEVERABILITY. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

Section 7.13. REPLACEMENT OF SECURITIES. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Securities. If a replacement certificate or instrument evidencing any Securities is requested due to a mutilation thereof, the Company may require delivery of such mutilated certificate or instrument as a condition precedent to any issuance of a replacement.

Section 7.14. REMEDIES. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Investors and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that, except as expressly set forth herein with respect to liquidated damages, monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

Section 7.15 ATTORNEY'S FEES. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.


THE QUERCUS TRUST                           THERMOENERGY CORPORATION


By: /s/ David Gelbaum                       By: /s/ Andrew T. Melton
    -----------------------------               -------------------------------
    David Gelbaum                               Andrew T. Melton
    Trustee                                     Executive Vice President and CFO